Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net income	$23,615	$74,875	$79,234	$127,431
Preferred Stock dividend requirements	(11,518)	(5,266)	(22,910)	(10,473)
Stock options expense	(4,023)	(4,051)	(8,046)	(8,102)

Net income attributable to common stockholders	$8,074	$65,558	$48,278	$108,856

Weighted average number of common and equivalent shares outstanding	15,745,465	11,872,090	15,510,021	11,812,887

Net income per common share	$—	$0.01	$—	$0.01